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                              June 5, 2023

       John Johnson
       Chief Financial Officer
       Evolent Health, Inc.
       800 N Glebe Road, Suite 500
       Arlington, VA 22203

                                                        Re: Evolent Health,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            Form 8-K Dated
February 22, 2023
                                                            File No. 001-37415

       Dear John Johnson:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control Over Financial Reporting, page 121

   1. Please disclose the assessment of your principal executive officer and principal financial officer regarding the
effectiveness of your internal control over financial reporting as of the end of the period
covered by this report. Refer to Item 308(a)(3) of Regulation S-K.
 John Johnson
Evolent Health, Inc.
June 5, 2023
Page 2
Form 8-K Dated February 22, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 4

2. We note your disclosure that adjusted depreciation and amortization expenses excludes the impact of amortization expense related to intangible assets acquired through asset acquisitions and business combinations. It is not clear why you exclude amortization of acquired intangible assets on the basis that it reflects a complete view of the operational results, considering that these measures include revenue from core operations generated in part by acquired assets. Please explain and revise your disclosures to more clearly describe the nature of the amortization being excluded and why, and clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is not.
Reconciliation of Adjusted Results of Operations, page 10

3. Your non-GAAP reconciliations for the interim and annual periods appear to present non-
         GAAP income statements. This presentation appears to be inconsistent with Question
         102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures. Please advise, or revise to remove the current presentation and reconcile each non-GAAP measure separately.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 with any questions.



FirstName LastNameJohn Johnson                                Sincerely,
Comapany NameEvolent Health, Inc.
                                                              Division of
Corporation Finance
June 5, 2023 Page 2                                           Office of Trade &
Services
FirstName LastName